FORM 11-K



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from __________ to _________.

Commission File No. 0-18046

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Capital Bank corp
Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Federal Capital Bank
605 State Street
Box 1868
La Crosse, WI 54602

See page 14 for Exhibit 23.

The original of this report on file with the SEC consists of 17 pages.

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The First Federal Capital Bank Savings Investment Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

<u>Exhibit</u>

Page 14 Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Mr. Milne J. Duncan, Administrator of the First Federal Capital Bank Savings Investment Plan, has duly caused this Annual Report to be signed, in the City of La Crosse, on this 31st day of July, 2003.

Dated: July 31, 2003

By: 

Milne J. Duncan, Administrator of the First Federal Capital Bank Savings Investment Plan

FIRST FEDERAL SAVINGS BANK
SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

First Federal Savings Bank
Savings Investment Plan

Financial Statements and Supplemental Schedules
Years Ended December 31, 2001 and 2000

Table of Contents


Wipfli
CPAs & Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Federal Savings Bank Savings Investment Plan
La Crosse, Wisconsin

We have audited the accompanying statements of net assets available for benefits (Form 5500, Schedule H) of First Federal Savings Bank Savings Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits (Form 5500, Schedule H) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2000 financial statements of First Federal Savings Bank Savings Investment Plan as of December 31, 2000, were reported on by other auditors whose report dated May 9, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Federal Savings Bank Savings Investment Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules [Form 5500, Schedule H, Part IV, Line 4(i) and 4(j)] as of and for the year ended December 31, 2001, are presented for purposes of complying with the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

May 8, 2002
La Crosse, Wisconsin

First Federal Savings Bank
Savings Investment Plan

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

Assets	2001	2000
Investments - At fair value:		
Investments	$20,437,893	$19,543,883
Cash	148,842	113,345
Total investments	20,586,735	19,657,228
Receivables:		
Accrued interest	1,021	219
Total assets	20,587,756	19,657,447
Liabilities		
Forfeitures available to offset future employer contributions	105,988	0
Pending trades	149,879	112,944
Total liabilities	255,867	112,944
NET ASSETS AVAILABLE FOR BENEFITS	$20,331,889	$19,544,503

See accompanying notes to financial statements.

FIRST FEDERAL SAVINGS BANK
SAVINGS INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	($1,073,366)	$419,467
Interest and dividend income	218,822	163,005
Total investment income (loss)	(854,544)	582,472
Contributions:		
Employer	790,343	552,629
Participant	2,221,780	1,704,929
Total contributions	3,012,123	2,257,558
Total additions	2,157,579	2,840,030
Deductions from net assets attributed to:		
Benefits paid to participants	1,242,229	1,241,977
Administrative expenses	21,976	18,940
Forfeitures available to offset future employer contributions	105,988	0
Total deductions	1,370,193	1,260,917
Net increase	787,386	1,579,113
Net assets available for benefits:		
Beginning of year	19,544,503	17,965,390
End of year	$20,331,889	$19,544,503

See accompanying notes to financial statements.

NOTE 1 DESCRIPTION OF PLAN

The following description of the First Federal Savings Bank Savings Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan covers all salaried and hourly employees of First Federal Savings Bank La Crosse – Madison (the "Bank"), FEIN: 39-0280325, which is a wholly owned subsidiary of First Federal Capital Corp, FEIN: 39-1651288. Employees become a participant in the Plan on the first day of the month immediately following both attaining age 18 and completing one month of service. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to defer up to 15% of their compensation to the Plan under Section 401(k) of the Internal Revenue Code (the "Code"), subject to certain Internal Revenue Service (IRS) limitations. These contributions are not subject to individual federal income taxes until they are withdrawn from the Plan. Participant contributions up to 6% of annual compensation are 50% matched by the Bank. In addition, the Bank may make a profit sharing contribution at its discretion. The allocation of any profit sharing contribution is made on the basis of compensation of an eligible participant to total compensation of all eligible participants.

Participant-Directed Investments

All assets in the Plan are participant-directed investments.

A participant's account balance is invested as designated by the participant in one or more of a number of fund options. The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balance among any of the Plan's investment alternatives on the following basis: account allocations can be changed daily and the percentage of compensation deferred can be changed as often as with the semi-monthly payroll.

NOTE 1 **DESCRIPTION OF PLAN** (Continued)

Participant-Directed Investments (Continued)

The investment choices are as follows:

Common stock:
- First Federal Capital Corp.

Common trust fund:
- Employee Benefit Stable Asset Fund

Mutual funds:
- First American Balanced Fund Class Y
- First American Equity Index Fund Class Y
- First American Growth and Income Fund Class Y
- First American Midcap Index Fund Class Y
- First American Midcap Core Fund Class Y
- Brandywine Fund
- T. Rowe Price New Horizons Fund #42
- Harbor Capital Appreciation Fund #12
- Vanguard International Growth Portfolio #81
- Berger Small Cap Value Fund

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

Participants may obtain loans against their vested account balances not to exceed 50% of the vested account balance, or $50,000, whichever is less, for a maximum term of five years. Such loans earn interest at Firstar Trust Company's prime rate. Such loans are due and payable immediately upon the participant's termination of employment with the Bank.

NOTE 1 DESCRIPTION OF PLAN (Continued)

Vesting

Participant contributions to the Plan are immediately 100% vested. The Bank's matching and profit sharing contributions to the Plan vest over a period of five years. Vesting is to be determined based on whether the participant has 1,000 hours of service in a Plan year.

Years of Service	Nonforfeitable Percentage
1	20
2	40
3	60
4	80
5	100

Benefits

Benefits may be paid to the participant or designated beneficiary upon death, disability, retirement or termination of employment in the amount of the participant's account as of the valuation date following withdrawal from the Plan. Benefits may be paid in a lump sum or on an installment basis.

Forfeited Accounts

In accordance with the Plan provisions, upon termination the nonvested portion of a participant's account balance is forfeited. Forfeitures are used to reduce the Bank's matching contribution. Under certain circumstances, the forfeited portion of a participant's account will be restored if the participant is reemployed by the Bank. As of December 31, 2001, forfeitures of $105,988 are available to offset future employer contributions. These forfeitures were used in the first quarter of 2002.

Plan Expenses

Expenses incurred in the administration of the trust and the Plan may be paid by the Bank at its discretion.

NOTE 1 DESCRIPTION OF PLAN (Continued)

General

More information about the Plan provisions is contained in the pamphlet, *First Federal Savings Bank Savings Investment Plan Summary Plan Description.* Copies of this pamphlet are available from the Plan's administrator.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis except for benefit payments to retired and terminated participants, which are reported when paid, and dividend income, which is reported when received.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments

Investments in common trust funds and mutual funds are stated at their fair value based on quoted redemption prices on the last business day of the Plan year. Investments in common stock are valued at the quoted market price on the last business day of the Plan year. Loans receivable from the Plan participants are valued at their unpaid principal balance, which approximates fair value.

Net depreciation in the fair value of investments represents net realized gains or losses plus net unrealized appreciation (depreciation) on investments. Realized gains or losses are the difference between the proceeds and the fair value at the previous valuation date or cost, if purchased during the Plan year in which the investment was sold. Unrealized appreciation (depreciation) is the difference between fair market value and the cost of the investment or the fair market value at the end of the previous year, whichever is applicable.

NOTE 3 INVESTMENTS

The fair value of individual investments representing 5% or more of the Plan's net assets available for benefits at December 31, 2001 and 2000, are as follows:

	Current Value	
	2001	2000
Investments:		
Common trust fund:		
Employee Benefit Stable Asset Fund	$1,785,565	$1,313,315
Mutual funds:		
First American Balanced Fund Class Y	1,163,112	0
First American Equity Index Fund Class Y	2,020,659	0
First American Growth and Income Fund Class Y	3,513,120	0
First American Midcap Core Fund Class Y	2,374,824	0
Firstar Balanced Fund	0	1,252,993
Firstar Equity Index Fund	0	2,137,945
Firstar Growth and Income Fund	0	3,979,037
Firstar Midcap Core Equity Fund	0	2,300,486
Brandywine Fund	1,694,518	2,035,004
T. Rowe Price New Horizons Fund	1,340,242	1,216,515
Berger Small Cap Value Fund	1,452,519	0
Common stock:		
First Federal Capital Corp common stock	3,561,938	3,229,425
	$18,906,497	$17,464,720

NOTE 3 INVESTMENTS (Continued)

The Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Common trust fund	$85,276	$77,145
Mutual funds	(1,441,492)	361,631
First Federal Capital Corp common stock	282,850	(19,309)
	($1,073,366)	$419,467

NOTE 4 INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated June 9, 1997, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

In January 2002, the Plan's administrator had submitted the amended Plan to the IRS for a determination regarding the Plan's continued qualification under Section 401(a) of the Code.

NOTE 5 TRANSACTIONS WITH PARTIES IN INTEREST

Fees for legal and professional services rendered to the Plan may be paid for by the Bank, at its discretion.

At December 31, 2001 and 2000, the Plan held 226,875 and 222,719 shares, respectively (fair value: $3,561,938 – 2001; $3,229,425 – 2000) of common stock of the Bank's parent, First Federal Capital Corp. Dividends of $0.47 and $0.42 per share were paid on these shares during 2001 and 2000, respectively.

The Plan invests in certain common trust and mutual funds that are managed by the Plan's trustee.

NOTE 6 PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULES

FIRST FEDERAL SAVINGS BANK
SAVINGS INVESTMENT PLAN

FEIN: 39-0280325, Plan No. 002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Year Ended December 31, 2001

Form 5500, Schedule H, Part IV, Line 4(i)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Common stock:		
First Federal Capital Corp*	226,875 shares of common stock	$3,561,938
Common trust fund:		
Employee Benefit Stable Asset Fund*	61,087 common trust shares	1,785,565
First American Prime Obligations Fund Class I*	62,406 fund shares	62,406
Mutual funds:		
First American Balanced Fund Class Y*	114,367 fund shares	1,163,112
First American Equity Index Fund Class Y*	94,028 fund shares	2,020,659
First American Growth and Income Fund Class Y*	103,357 fund shares	3,513,120
First American Midcap Index Fund Class Y*	17,235 fund shares	182,867
First American Midcap Core Fund Class Y*	68,816 fund shares	2,374,824
Berger Small Cap Value Fund	51,599 fund shares	1,452,519
Brandywine Fund	72,570 fund shares	1,694,518
T. Rowe Price New Horizons Fund #42	59,224 fund shares	1,340,242
Harbor Capital Appreciation Fund #12	24,792 fund shares	724,664
Vanguard International Growth Portfolio #81	14,158 fund shares	212,510
Loans receivable from participants	Interest rates ranging from 5.00% to 9.50% with various maturities	348,949
Total investments held for investment purposes		$20,437,893

* Represents party in interest to the Plan.

First Federal Savings Bank
Savings Investment Plan

FEIN: 39-0280325, Plan No. 002

Schedule of 5% Reportable Transactions

Year Ended December 31, 2001

Form 5500, Schedule H, Part IV, Line 4(j)

Identity of Party Involved/ Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Assets on Transaction Date	Gain (Loss)
Category (i) - Single transactions in excess of 5% of Plan assets					
Heartland Value Fund	$0	$1,106,728	$1,081,305	$1,106,728	$25,423
Berger Small Cap Value Fund	1,106,728	0	1,106,728	1,106,728	0

There were no category (ii), (iii), or (iv) reportable transactions during 2001.


Wipfli
CPAs & Consultants

EXHIBIT 23

CONSENT OF WIPFLI ULLRICH BERTELSON LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-26883) pertaining to the First Federal Savings Bank Savings Investment Plan (the "Plan") of our report dated May 8, 2002, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Wipfli Ullrich Bertelson LLP

May 8, 2002
La Crosse, Wisconsin